# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Big Digital Energy, Inc., CIK 0001218683
CUSIP: 57778N307
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Date of event which requires filing of this statement: 09/21/2026
Filed by CIK 0002101945
Persons authorized to receive notices and communications: Joshua Kilgore, 5701 Euper Lane, Ste A, Fort Smith, Arkansas (AR), 72903, 479-420-8957; Cam C. Hoang, Dorsey & Whitney LLP, 50 S. Sixth Street, Suite 1500, Minneapolis, Minnesota (MN), 55402, (612) 492-6109

## Reporting persons
- Endeavor Blockchain, LLC (CIK 0002101945): type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 2,822,294; sole dispositive power 0; shared dispositive power 2,822,294; aggregate amount beneficially owned 2,822,294 (44.1% of the class)
  Comment: Includes 2,092,899 Shares held by Endeavor Blockchain, LLC and 729,395 Shares underlying Series D preferred shares held by Six Thirty AI, LLC convertible within the next 60 days
- Joshua Kilgore: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 8,000; shared voting power 2,822,294; sole dispositive power 8,000; shared dispositive power 2,822,294; aggregate amount beneficially owned 2,830,294 (44.3% of the class)
  Comment: Includes 8,000 Shares held by Joshua Kilgore, 2,092,899 Shares held by Endeavor Blockchain, LLC and 729,395 Shares underlying Series D preferred shares held by Six Thirty AI, LLC convertible within the next 60 days
- Cody Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 105,000; shared voting power 729,395; sole dispositive power 105,000; shared dispositive power 729,395; aggregate amount beneficially owned 834,395 (13.1% of the class)
  Comment: Includes 105,000 Shares held by Cody Smith and 729,395 Shares underlying Series D preferred shares held by Six Thirty AI, LLC convertible within the next 60 days
- PM Squared, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 758,245; sole dispositive power 0; shared dispositive power 758,245; aggregate amount beneficially owned 758,245 (11.9% of the class)
  Comment: Includes 28,850 Shares held by PM Squared, LLC and 729,395 Shares underlying Series D preferred shares held by Six Thirty AI, LLC convertible within the next 60 days
- Phillip Stanley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 758,245; sole dispositive power 0; shared dispositive power 758,245; aggregate amount beneficially owned 758,245 (11.9% of the class)
  Comment: Includes 28,850 Shares held by PM Squared, LLC and 729,395 Shares underlying Series D preferred shares held by Six Thirty AI, LLC convertible within the next 60 days
- Six Thirty AI, LLC (CIK 0002144081): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 729,395; sole dispositive power 0; shared dispositive power 729,395; aggregate amount beneficially owned 729,395 (11.4% of the class)
  Comment: Includes 729,395 Shares underlying Series D preferred shares held by Six Thirty AI, LLC convertible within the next 60 days
- Rightway Ground, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 729,395; sole dispositive power 0; shared dispositive power 729,395; aggregate amount beneficially owned 729,395 (11.4% of the class)
  Comment: Includes 729,395 Shares underlying Series D preferred shares held by Six Thirty AI, LLC convertible within the next 60 days

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Big Digital Energy, Inc.
Address of issuer's principal executive offices: 950 RAILROAD AVE, MIDLAND, Pennsylvania (PA), 15059
Comment: The following constitutes Amendment No.12 to the Schedule 13D filed by the undersigned ("Amendment No. 12"). This Amendment No. 12 amends and restates the Schedule 13D as specifically set forth herein. In contrast to Amendment Nos. 10 and 11, this Amendment No. 12 includes only the number of Shares that may be issued upon conversion of the Series D Convertible Preferred Stock (the "Series D") within 60 days of the date of filing, in accordance with Rule 13d-3 of the Exchange Act for calculating beneficial ownership, which results in the reduced levels of beneficial ownership presented for the Reporting Persons. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This statement is filed by: (i) Endeavor Blockchain, LLC, an Arkansas limited liability company ("Endeavor Blockchain"), with respect to the Shares directly and indirectly beneficially owned by it as a member of Six Thirty AI; (ii) Joshua Kilgore ("Mr. Kilgore") as the Managing Member of Endeavor Blockchain and Six Thirty AI and with respect to the Shares directly beneficially owned by him; (iii) Rightway Ground, LLC, a Texas limited liability company ("Rightway Ground"), with respect to Shares indirectly beneficially owned by it as a member of Six Thirty AI; iv) Cody Smith ("Mr. Smith") with respect to the Shares directly and indirectly beneficially owned by him as a Managing Member of Rightway Ground and Six Thirty AI; (v) PM Squared, LLC (DBA PM Squared Financial), a Texas limited liability company ("PM Squared"), with respect to the Shares directly and indirectly beneficially owned by it as a member of Six Thirty AI; (vi) Phillip Stanley ("Mr. Stanley"), as a Managing Member of PM Squared and Six Thirty AI, and (vii) Six Thirty AI, LLC, a Texas limited liability company, formerly known as Big Digital Energy, LLC ("Six Thirty AI") with respect to the Shares directly and beneficially owned by it. Six Thirty AI is owned by Endeavor Blockchain, PM Squared and Rightway Ground. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Group as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address for Endeavor Blockchain and Mr. Kilgore is 5701 Euper Lane, Suite A, Fort Smith, Arkansas 72903. The principal business address for PM Squared and Mr. Stanley is 3117 Marquita Dr. Fort Worth Texas 76116. The principal business address for Rightway Ground and Mr. Smith is 5473 Blair Rd. STE 100 Dallas TX 75231. The business address for Six Thirty AI is 3801 Bent Elm Lane, Fort Worth, Texas 76109.
Present principal occupation or employment: The principal business of Endeavor Blockchain is to invest in businesses that own and operate Digital Asset mining infrastructure, and AI/High Performance computer assets. The principal business of PM Squared and Rightway Ground is building, owning, and operating Digital asset mining, AI, and HPC assets. The principal business of Mr. Kilgore is serving as Executive Chair of the Issuer and as the managing member of Endeavor Blockchain. The principal business of Mr. Smith is serving as COO of the Issuer and as a Partner and co-founder of Six Thirty.AI. The principal business of Mr. Stanley is serving as CEO of the Issuer and as the managing member of PM Squared and Six Thirty AI. The principal business of Six Thirty AI is building, owning and operating Digital asset mining, AI, and HPC assets..
Criminal convictions in the last five years: No Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Endeavor Blockchain is organized under the laws of the State of Arkansas. PM Squared and Rightway Ground are organized under the laws of the State of Texas. Messrs. Kilgore, Smith and Stanley are citizens of the United States of America. Six Thirty AI is organized under the laws of the State of Texas.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The common shares (the "Shares") of Big Digital Energy, Inc. (the "Issuer") purchased by each of Endeavor Blockchain, LLC and PM Squared, LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The Shares of the Issuer purchased by each of Joshua Kilgore and Cody Smith were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,092,899 Shares beneficially owned by Endeavor Blockchain, LLC is approximately$11,386,083.35, excluding brokerage commissions. The aggregate purchase price of the 8,000 Shares beneficially owned by Joshua Kilgore is approximately $43,741.34, excluding brokerage commissions. The aggregate purchase price of the 105,000 Shares beneficially owned by Cody Smith is approximately $563,188.16, excluding brokerage commissions. The aggregate purchase price of the 28,850 Shares beneficially owned by PM Squared, LLC is approximately $186,605.25, excluding brokerage commissions.

On September 18, 2026, the Issuer entered into an Exchange Agreement with Endeavor Blockchain, LLC, pursuant to which Endeavor agreed to exchange (the "Exchange") all then outstanding amounts under that certain Revolving Line of Credit Promissory Note, dated May 28, 2026, consisting of i) $2,500,000.00 unpaid principal and ii) $68,815.71 accrued and unpaid interest (collectively, the "Exchange Debt") for 442,899 Shares. The Shares were priced at their market value of $5.80 per share, which is the consolidated closing bid price per share immediately preceding the execution of the Exchange Agreement, in accordance with Nasdaq Listing Rule 5005(a)(23), and the Exchange was approved by a committee consisting of disinterested members of the Board.

The aggregate purchase price of the 8,000 Shares beneficially owned by Joshua Kilgore is approximately $43,741.34, excluding brokerage commissions.

The aggregate purchase price of the 105,000 Shares beneficially owned by Cody Smith is approximately $563,188.16, excluding brokerage commissions.

The aggregate purchase price of the 28,850 Shares beneficially owned by PM Squared, LLC is approximately $186,605.25, excluding brokerage commissions.

See Item 5(c) for a description of the hypothetical conversion price for the Series D Convertible Preferred Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: No additional amendments

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 6,393,734 outstanding Shares, which represents 5,664,339 outstanding Issuer shares as of August 7, 2026 (per 10Q filed with the Securities and Exchange Commission on August 14, 2026), plus 729,395 Shares issuable within 60 days of this filing upon conversion of the Series D. See rows (11) and (13) of the cover pages to this Amendment No. 12 for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Amendment No. 12 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not own directly or through a wholly-owned entity. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not own directly or through a wholly-owned entity. The Reporting Persons own an aggregate of 2,964,134 Shares, representing 46.4% of the Shares outstanding on a partially-diluted basis, as of September 21, 2026. Excluding any Shares issuable upon conversion of the Series D, the Reporting Persons own an aggregate of 2,234,739 Shares, representing 39.5% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 12 to Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following transactions in the last 60 days:

On August 14, 2026, Endeavor Blockchain purchased 20,000 Shares at an average weighted price of $6.83 per share (range of $6.72 to $6.97, inclusive)
On August 17, 2026, Endeavor Blockchain purchased 14,000 Shares at an average weighted price of $7.19 per share (range of $6.98 to $7.37, inclusive)
On August 18, 2026, Endeavor Blockchain purchased 16,000 Shares at an average weighted price of $6.73 per share (range of $6.62 to $6.99, inclusive)
On August 31, 2026, Endeavor Blockchain purchased 30,000 Shares at an average weighted price of $6.66 per share (range of $6.35 to $6.81, inclusive)
On September 1, 2026, Endeavor Blockchain purchased 16,000 Shares at an average weighted price of $6.46 per share (range of $6.26 to $6.82, inclusive)
On September 2, 2026, Endeavor Blockchain purchased 4,000 Shares at an average weighted price of $6.29 per share (range of $6.28 to $6.30, inclusive)
On September 21, 2026, pursuant to an exchange agreement between the Issuer and Endeavor Blockchain, LLC dated September 18, 2026 (the "Exchange Agreement"), $2,568,815.71 of outstanding debt under a revolving credit facility was converted into 442,899 Shares, at a conversion price equal to $5.80 per share (the consolidated closing bid price on Nasdaq as of September 17, 2026). On September 18, 2026, as required by the Exchange Agreement, the Issuer and Endeavor Blockchain entered into a Registration Rights Agreement (the "Registration Rights Agreement") requiring the Issuer to file an initial resale registration statement covering the Shares no later than October 9, 2026, and to use commercially reasonable efforts to cause such registration statement to become effective no later than November 17, 2026.
All purchases were made in the ordinary course of business for investment purposes.

On August 14, 2026, Cody Smith purchased 11,927 Shares at an average weighted price of $6.55 per share (range of $6.02 to $6.99)
On August 14, 2026, Cody Smith purchased 3,073 Shares at a price of $7.11 per share
On August 21, 2026, Cody Smith purchased 5,000 Shares at a price of $7.54 per share
All purchases were made in the ordinary course of business for investment purposes.

On August 14, 2026, PM Squared, LLC purchased 4,090 Shares at an average weighted price of $6.35 per share (range of $6.30 to $6.81)
On August 17, 2026, PM Squared, LLC purchased 500 Shares at a price of $6.91 per share and 100 Shares at a price of $7.11 per share
On August 20, 2026, PM Squared, LLC purchased 2,098 Shares at an average weighted price of $7.09 per share (range of $6.91 to $7.2185)
On August 21, 2026, PM Squared, LLC purchased 1,000 Shares at a price of $7.41 per share
On August 27, 2026, PM Squared, LLC purchased 135 Shares at a price of 7.245 per share
On August 28, 2026, PM Squared, LLC purchased 135 Shares at an average weighted price of $6.64 per share (range of $6.36 to $6.92)
On September 11, 2026, PM Squared, LLC purchased 150 Shares at a price of $6.66 per share and 980 Shares at a price of $6.30 per share
On September 14, 2026, PM Squared, LLC purchased 153 Shares at a price of $6.4687 per share, 152 Shares at a price of $6.5081 per share, 152 shares at a price of $6.42 per share, 152 Shares at a price of $6.5499 per share, 152 Shares at a price of $6.43 per share, and 151 Shares at a price of $6.5549 per share
On September 15, 2026, PM Squared, LLC purchased 1,325 Shares at an average weighted price of $5.99 per share (range of $5.825 to $6.10)
On September 18, 2026, PM Squared, LLC purchased 494 Shares at an average weighted price of $5.99 per share (range of $5.9450 to $6.0099)
On September 21, 2026, PM Squared, LLC purchased 795 Shares at an average weighted price of $6.21 per share (range of $6.0649 to $6.4458)
All purchases were made in the ordinary course of business for investment purposes.

On June 30, 2026, Six Thirty AI purchased in a private placement 16,700 shares of Series D Convertible Preferred Stock of the Issuer at a purchase price of 90% of the face amount of $16,700,000 ($1,000 per share of Series D), or $15,030,000. The beneficial ownership reported for all group members includes $4M of Series D, convertible into 729,395 Shares, which is the maximum amount convertible within 60 days, based on a conversion price of $5.4840 (95% of the lowest daily VWAP of a Share within five trading days of the event triggering this Amendment No. 12). The Series D and the underlying Shares are pledged to YA PN II LTD. and lenders represented by it, which are not affiliated with Six Thirty or the other group members.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is amended and restated as follows:

Joint Filing Agreement dated July 2, 2026, by and among the Reporting Persons
Loan and Guaranty Agreement dated June 30, 2026, by and between Six Thirty AI, LLC and YA PN II LTD.
Letter Agreement dated June 30, 2026, by and among Six Thirty AI, LLC, YA PN II LTD., and Big Digital Energy, Inc.
Pledge Agreement dated June 30, 2026, by and between Six Thirty AI, LLC and YA PN II LTD.
Pledge and Security Agreement dated June 30, 2026, by and between Six Thirty AI, LLC and YA PN II LTD.
Exchange Agreement dated September 18, 2026, by and between Endeavor Blockchain, LLC and the Issuer
Registration Rights Agreement dated September 18, 2026, by and between Endeavor Blockchain, LLC and the Issuer

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The Joint Filing Agreement is incorporated by reference to Exhibit 99.1 to Amendment No. 11 to Schedule 13D
The Loan and Guaranty Agreement, Letter Agreement, Pledge Agreement and Pledge and Security Agreement are incorporated by reference to Exhibits 99.2 to 99.5 to Amendment No. 11 to Schedule 13D
The Exchange Agreement is incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed with the Securities and Exchange Commission on September 24, 2026
The Registration Rights Agreement is incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed with the Securities and Exchange Commission on September 24, 2026

## Signatures
- Endeavor Blockchain, LLC: Joshua Kilgore, Managing Member (09/28/2026)
- Joshua Kilgore: Joshua Kilgore, Individual (09/28/2026)
- Cody Smith: Cody Smith, Individual (09/28/2026)
- PM Squared, LLC: Philip Stanley, Managing Member (09/28/2026)
- Phillip Stanley: /s/ Phillip Stanley, Individual (09/28/2026)
- Six Thirty AI, LLC: /s/ Cody Smith, Manager (09/28/2026)
- Rightway Ground, LLC: /s/ Cody Smith, Manager (09/28/2026)